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SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO-I/A
(Amendment No. 1)
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

ADC TELECOMMUNICATIONS, INC.
(Name of Subject Company—Issuer)

ADC TELECOMMUNICATIONS, INC.
(Name of Filing Persons—Offeror)

OPTIONS TO PURCHASE COMMON STOCK, PAR VALUE $.20 PER SHARE
(Title of Class of Securities)

000886 10 1
(CUSIP Number of Class of Securities)
(Underlying Common Stock)

JEFFREY D. PFLAUM
VICE PRESIDENT, CHIEF LEGAL OFFICER AND CORPORATE SECRETARY
ADC TELECOMMUNICATIONS, INC.
13625 TECHNOLOGY DRIVE
EDEN PRAIRIE, MINNESOTA 55344-2252
(952) 938-8080
(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

WITH A COPY TO:
JAY L. SWANSON
DORSEY & WHITNEY LLP
50 SOUTH SIXTH STREET
MINNEAPOLIS, MINNESOTA 55402
(612) 340-2600

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee

$33,358,000	$3,069

*
Estimated for purposes of calculating the amount of the filing fee only. The filing fee calculation assumes that all currently outstanding employee stock options to purchase approximately 45,086,569 shares of ADC Telecommunications, Inc. common stock eligible to participate in the offer as described herein are acquired. In accordance with Rules 0-11(d) and 0-11(a)(4) under the Securities Exchange Act of 1934, the fee is based on the product of (a) the value of such options calculated based on the Black-Scholes option pricing model as the transaction value as of May 30, 2003, multiplied by (b) $92.00 per million.

☒
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $3,069
Form or Registration No.: TO-I
Filing Party: ADC Telecommunications, Inc.
Date Filed: June 2, 2003

☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐
third-party tender offer subject to Rule 14d-1.
☒
issuer tender offer subject to Rule 13e-4.
☐
going-private transaction subject to Rule 13e-3.
☐
amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

        This Amendment No. 1 amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on June 2, 2003, relating to our offer to exchange outstanding options to purchase shares of our common stock held by eligible employees for a designated number of new options to be granted under the ADC Telecommunications, Inc. Global Stock Incentive Plan.

ITEM 1.    SUMMARY TERM SHEET

        The information set forth under the heading "Summary of Terms" in Exhibit (a)(1)(P) attached hereto is hereby incorporated by reference.

ITEM 4.    TERMS OF THE TRANSACTION

        (a)   MATERIAL TERMS. The information set forth under the headings "Summary of Terms—Replacement Grant Date," "The Offer—Acceptance of Options for Exchange" and "The Offer—Conditions of the Offer" in Exhibit (a)(1)(P) attached hereto is hereby incorporated by reference.

ITEM 6.    PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS

        (b)   USE OF SECURITIES ACQUIRED. The information set forth under the heading "The Offer—Acceptance of Options for Exchange" in Exhibit (a)(1)(P) attached hereto is hereby incorporated by reference.

ITEM 7.    SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

        (b)   CONDITIONS. The information set forth under the heading "The Offer—Conditions of the Offer" in Exhibit (a)(1)(P) attached hereto is hereby incorporated by reference.

ITEM 10.    FINANCIAL STATEMENTS

        (a)   FINANCIAL INFORMATION. The information set forth under the heading "Additional Information—Incorporation by Reference" in Exhibit (a)(1)(P) attached hereto is hereby incorporated by reference.

ITEM 12.    EXHIBITS

        Item 12 of the Schedule TO is hereby amended and restated as follows:

(a)(1)(A)	Offer to Exchange, dated June 2, 2003.
(a)(1)(B)	Offer to Exchange for Australian employees, dated June 2, 2003.
(a)(1)(C)	Form of e-mail to U.S., U.K., Canadian and Ireland employees regarding offer.
(a)(1)(D)	Form of e-mail to Australian employees regarding offer.
(a)(1)(E)	Form of e-mail to employees that do not have Employee Xpress access.
(a)(1)(F)	Form of memo sent to employees who do not have e-mail access.
(a)(1)(G)	Form of e-mail reminder regarding election deadline.
(a)(1)(H)	Form of e-mail confirmation of election by fax.
(a)(1)(I)	Form of memo confirmation of election by fax.
(a)(1)(J)	Form of e-mail accepting employee elections.
(a)(1)(K)	Form of memo accepting employee elections.
(a)(1)(L)	Form of printable election form.
(a)(1)(M)	Form of employee Xpress online election screen shots.
(a)(1)(N)	Form of personalized employee acceptance form.
(a)(1)(O)	Form of manager communication.
(a)(1)(P)	Supplement to ADC Telecommunications, Inc. Offer to Exchange.*
(a)(5)(A)	ADC Telecommunications, Inc. Annual Report on Form 10-K for the year ended October 31, 2002, filed with the Securities and Exchange Commission on January 10, 2003 and incorporated herein by reference.
(a)(5)(B)	ADC Telecommunications, Inc. Quarterly Report on Form 10-Q for the three months ended January 31, 2003, filed with the Securities and Exchange Commission on March 14, 2003 and incorporated herein by reference.
(b)	Not applicable.
(d)(1)(A)	ADC Telecommunications, Inc. Global Stock Incentive Plan.
(d)(1)(B)	Australian Addendum to ADC Telecommunications, Inc. Global Stock Incentive Plan.
(d)(2)	Form of Omnibus Nonqualified Stock Option Agreement for replacement options pursuant to the ADC Telecommunication, Inc.'s Global Stock Incentive Plan.
(g)	Not applicable.
(h)	Not applicable.

*
Filed herewith.

SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 27, 2003	ADC TELECOMMUNICATIONS, INC.

/s/ RICHARD R. ROSCITT Richard R. Roscitt Chairman of the Board, President and Chief Executive Officer

EXHIBIT INDEX

(a)(1)(A)	Offer to Exchange, dated June 2, 2003.
(a)(1)(B)	Offer to Exchange for Australian employees, dated June 2, 2003.
(a)(1)(C)	Form of e-mail to U.S., U.K., Canadian and Ireland employees regarding offer.
(a)(1)(D)	Form of e-mail to Australian employees regarding offer.
(a)(1)(E)	Form of e-mail to employees that do not have Employee Xpress access.
(a)(1)(F)	Form of memo sent to employees who do not have e-mail access.
(a)(1)(G)	Form of e-mail reminder regarding election deadline.
(a)(1)(H)	Form of e-mail confirmation of election by fax.
(a)(1)(I)	Form of memo confirmation of election by fax.
(a)(1)(J)	Form of e-mail accepting employee elections.
(a)(1)(K)	Form of memo accepting employee elections.
(a)(1)(L)	Form of printable election form.
(a)(1)(M)	Form of employee Xpress online election screen shots.
(a)(1)(N)	Form of personalized employee acceptance form.
(a)(1)(O)	Form of manager communication.
(a)(1)(P)	Supplement to ADC Telecommunications, Inc. Offer to Exchange.*
(a)(5)(A)	ADC Telecommunications, Inc. Annual Report on Form 10-K for the year ended October 31, 2002, filed with the Securities and Exchange Commission on January 10, 2003 and incorporated herein by reference.
(a)(5)(B)	ADC Telecommunications, Inc. Quarterly Report on Form 10-Q for the three months ended January 31, 2003, filed with the Securities and Exchange Commission on March 14, 2003 and incorporated herein by reference.
(b)	Not applicable.
(d)(1)(A)	ADC Telecommunications, Inc. Global Stock Incentive Plan.
(d)(1)(B)	Australian Addendum to ADC Telecommunications, Inc. Global Stock Incentive Plan.
(d)(2)	Form of Omnibus Nonqualified Stock Option Agreement for replacement options pursuant to the ADC Telecommunication, Inc.'s Global Stock Incentive Plan.
(g)	Not applicable.
(h)	Not applicable.

*
Filed herewith.

EXHIBIT (a)(1)(P)

[LOGO AND ADDRESS OF ADC TELECOMMUNICATIONS, INC.]

STOCK OPTION EXCHANGE PROGRAM
SUPPLEMENT TO OFFER TO EXCHANGE

June 26, 2003

        This supplement provides additional information relating to the stock option exchange offer being made by ADC Telecommunications, Inc. The information set forth below supplements and amends the relevant sections of the Offer to Exchange dated June 2, 2003. Terms not defined in this memorandum have the meanings assigned to them in the Offer to Exchange.

SUMMARY OF TERMS

Replacement Grant Date

        The Company currently anticipates that the new options will be granted on December 29, 2003. However, we have the discretion to delay the replacement grant date to a later date that is more administratively practicable. One case in which the replacement grant date would be later than December 29, 2003 is the situation in which the offer period is extended beyond June 27, 2003. In addition, the replacement grant date could be delayed due to problems with the Company's computer system or the closing of the U.S. securities markets due to national crisis.

THE OFFER

Acceptance of Options for Exchange

        The Company will notify participants of its acceptance of their options for cancellation and exchange promptly after the expiration of the offer (which is expected to occur on June 27, 2003).

Conditions of the Offer

        The offer may be terminated if, in the reasonable judgment of our Board of Directors, certain events make it inadvisable for the Company to proceed with the offer or to accept and cancel options. Conditions to the offer include litigation, law changes and other related events that would materially impair the contemplated future conduct of our business or materially impair the contemplated benefits of the offer. For example, litigation or legislation challenging the desired tax or accounting consequences of the offer to the Company or the desired tax consequences to the participants would be covered by these conditions. In addition, a significant lawsuit that could materially affect the future operations of the Company could trigger these conditions.

        The Company will not terminate or amend the offer if there are events or circumstances causing instability with respect to U.S. homeland security, infrastructure, economic conditions or securities markets, unless such instability is material.

ADDITIONAL INFORMATION

Incorporation by Reference

        Notwithstanding the statement to the contrary in the Offer to Exchange, no additional documents filed by the Company with the Securities and Exchange Commission between the date of the Offer of Exchange and the expiration of the offer will be incorporated by reference into the Offer to Exchange.

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  ITEM 1. SUMMARY TERM SHEET
  ITEM 4. TERMS OF THE TRANSACTION
  ITEM 6. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS
  ITEM 7. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION
  ITEM 10. FINANCIAL STATEMENTS
  ITEM 12. EXHIBITS
SIGNATURE
EXHIBIT INDEX
STOCK OPTION EXCHANGE PROGRAM SUPPLEMENT TO OFFER TO EXCHANGE